                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _______________________

                                  FORM 11-K

                           _______________________


(Mark One)

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 1997

                                      OR


                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Lanier Worldwide, Inc. Savings Incentive Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Harris Corporation
                                1025 W. NASA Blvd.
                                Melbourne, Florida 32919

                             LANIER WORLDWIDE, INC.
                             SAVINGS INCENTIVE PLAN

                              Financial Statements
                          and Supplementary Information

                                  June 30, 1997

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Table of Contents

     June 30, 1997                                                                                        PAGE
     ---------------------------------------------------------------------------------------------------------
     INDEPENDENT AUDITOR'S REPORT...........................................................................1

     FINANCIAL STATEMENTS:

        Statements of Net Assets Available for Benefits.....................................................2

        Statement of Changes in Net Assets Available for Benefits.........................................3-4

        Notes to Financial Statements.....................................................................5-7

     SUPPLEMENTARY INFORMATION:

        Schedule of Assets Held for Investment..............................................................8

        Schedule of Reportable Transactions.................................................................9

[LOGO] BRAY, BECK & KOETTER                     410 Indian River Avenue, Suite A
       CERTIFIED PUBLIC ACCOUNTANTS, P.A.                   Post Office Box 6583
                                                  Titusville, Florida 32782-6583
                                                                  (407) 269-0732
                                                              FAX (407) 264-0925

                                               39 South Atlantic Avenue, Suite A
                                                          Post Office Box 321057
                                                 Cocoa Beach, Florida 32932-1057
                                                                  (407) 783-8321
                                                              FAX (407) 799-0925

                                                     1901 South Harbor City Blvd
                                                     One Harbor Place Suite 500A
                                                             Post Office Box 249
                                                   Melbourne, Florida 32902-0249
                                                                  (407) 676-1440
                                                              FAX (407) 984-8018


                          INDEPENDENT AUDITOR'S REPORT

     Pension and Retirement Committee
     Lanier Worldwide, Inc. Savings Incentive Plan
     Melbourne, Florida

     We have audited the accompanying statements of net assets available for benefits of the Lanier Worldwide, Inc. Savings Incentive Plan as of June 30, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in its net assets available for benefits for the year ended June 30, 1997 in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules contained on pages 8 and 9 as of and for the year ended June 30, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.




     /s/ Bray Beck & Koetter

     Melbourne, Florida
     October 9, 1997

                              FINANCIAL STATEMENTS

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Statements of Net Assets Available for Benefits

     June 30, 1997 and 1996
     --------------------------------------------------------------------------

                                                                               1997              1996
                                                                           ------------      ------------
ASSETS

INVESTMENTS, AT FAIR VALUE (Note 4):
 Registered investment companies:
   T. Rowe Price Summit Cash Reserve Fund                                  $ 15,799,184      $ 15,253,639
   T. Rowe Price Equity Index Fund                                           47,857,599        34,606,310
   T. Rowe Price Short Term Bond Fund                                         1,846,392         1,523,479
   T. Rowe Price New America Growth Fund                                     26,655,958        20,340,388
   T. Rowe Price Balanced Fund                                               10,650,401         8,082,548
   T. Rowe Price International Stock Fund                                     4,166,626         3,013,427
 Harris Corporation common stock                                              1,459,535           150,767
 Participant loans                                                            6,230,045         5,642,956
                                                                           ------------      ------------
   Total investments                                                        114,665,740        88,613,514

RECEIVABLES:
 Employer contributions                                                          69,186            55,520
 Employee contributions                                                         300,481           250,993
                                                                           ------------      ------------
   Total receivables                                                            369,667           306,513

LIABILITIES                                                                        --                --
                                                                           ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                                          $115,035,407      $ 88,920,027
                                                                           ============      ============



     See accompanying notes to financial statements.                          2
     --------------------------------------------------------------------------

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Statement of Changes in Net Assets Available for Benefits

     Year Ended June 30, 1997
     --------------------------------------------------------------------------

                                                      T. Rowe Price      T. Rowe Price     T. Rowe Price
                                                       Summit Cash        Equity Index      Short Term
                                                       Reserve Fund           Fund           Bond Fund
                                                       ------------       ------------      ------------
INCREASES:
 Investment income                                     $    785,895       $  1,248,883      $     97,784
 Contributions from employer                                335,729            558,527            51,475
 Contributions from employees                             1,320,252          2,872,263           266,182
                                                       ------------       ------------      ------------
                                                          2,441,876          4,679,673           415,441
Net transfers between funds                                (887,798)           105,006           (38,167)

DECREASES:
 Benefits paid directly to participants                   1,006,115          2,222,178            57,723
 Administrative expenses                                      6,222             12,067             1,103
                                                       ------------       ------------      ------------
                                                          1,012,337          2,234,245            58,826
Net appreciation (depreciation) in fair value of
 investments (Note 4)                                          --           10,714,823             5,384
                                                       ------------       ------------      ------------
Net increase in net assets available for benefits           541,741         13,265,257           323,832

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                       15,309,797         34,695,920         1,532,644
                                                       ------------       ------------      ------------
 END OF YEAR                                           $ 15,851,538       $ 47,961,177      $  1,856,476
                                                       ============       ============      ============



     See accompanying notes to financial statements.                          3
     --------------------------------------------------------------------------

--------------------------------------------------------------------------------

T. Rowe Price    T. Rowe Price      T. Rowe Price                         T. Rowe Price
 New America        Balanced        International         Harris             Loan
 Growth Fund          Fund            Stock Fund         Stock Fund          Fund              Total
------------      ------------       ------------       ------------      ------------      ------------
$  1,913,275      $    389,320       $     89,440       $     16,081      $    487,798      $  5,028,476
     550,173           202,057             95,522            568,955              --           2,362,438
   3,189,577         1,092,250            665,127            513,553              --           9,919,204
------------      ------------       ------------       ------------      ------------      ------------
   5,653,025         1,683,627            850,089          1,098,589           487,798        17,310,118

     502,442            (2,351)           (57,339)             1,535           376,672              --

   1,056,769           466,815            138,089             19,054           277,381         5,244,124
      10,186             4,058              1,942               --                --              35,578
------------      ------------       ------------       ------------      ------------      ------------
   1,066,955           470,873            140,031             19,054           277,381         5,279,702

   1,246,732         1,365,386            507,874            244,765              --          14,084,964
------------      ------------       ------------       ------------      ------------      ------------
   6,335,244         2,575,789          1,160,593          1,325,835           587,089        26,115,380
  20,423,043         8,115,461          3,030,351            169,855         5,642,956        88,920,027
------------      ------------       ------------       ------------      ------------      ------------
$ 26,758,287      $ 10,691,250       $  4,190,944       $  1,495,690      $  6,230,045      $115,035,407
============      ============       ============       ============      ============      ============










                                                                               4
     --------------------------------------------------------------------------

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Notes to Financial Statements

     June 30, 1997
     --------------------------------------------------------------------------


     1.  DESCRIPTION OF THE PLAN

        The Lanier Worldwide, Inc. Savings Incentive Plan (the "Plan") is a defined contribution plan available to substantially all permanent employees of Lanier Worldwide, Inc. ("the Company and Sponsor"). Participants can contribute up to 15% of their salary in 1% increments. Upon the later of completion of one year of service or attainment of age 21, the Company matches 50% of the participant's contribution up to a maximum of 3% of compensation. All participants' contributions and earnings thereon are 100% vested. Company contributions to participants' accounts vest 20% per year of service, until a participant becomes fully vested after five years of service. Forfeitures of terminated participants' nonvested accounts reduce the matching contributions of the Company.

        Participants may allocate contributions among six T. Rowe Price Mutual Funds and the Harris Stock Fund. Participant contributions to the Harris Stock Fund are limited to 1% of compensation. Shares of Harris Corporation common stock are purchased or contributed by the Company at a discount established from time to time by the Company. Amounts may not be transferred from other funds to the Harris Stock Fund. Contributions must remain in the fund for a minimum of 36 months. Participants may borrow against the vested portion of their accounts from a minimum of $500 up to a maximum of $50,000 or 50% of the vested portion of a participant's account, whichever is less. Loans made under the Plan range from one year to four years.

        Upon termination, vested participants receive full lump sum distributions. The full value of benefits are payable upon retirement, total or permanent disability or to beneficiaries upon death of the participant regardless of years of service.

        Under provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time. If the plan is terminated, each participant's account will become fully vested.

        T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") is the Plan's Trustee, record keeper, and investment manager.

     2.  SIGNIFICANT ACCOUNTING POLICIES

        The accounting records of the Plan are maintained on the accrual basis.

        Unless otherwise elected by the Company, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Plan. In fiscal 1997, the Company elected to pay certain administrative expenses such as legal fees, tax counsel and accounting fees. Administrative expenses, which consist of Trustee, record keeping and investment manager fees and commissions paid to T. Rowe Price, were paid by the Plan.



                                                                               5
     --------------------------------------------------------------------------

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Notes to Financial Statements

     June 30, 1997
     --------------------------------------------------------------------------

     2.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

        Investments in securities are stated at fair value as determined by quoted market prices as of the close of business on the last day of the plan year. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Participant loans are stated at cost.

        The net appreciation (depreciation) in fair value of investments reflected in the statements of changes in net assets available for plan benefits represents the sum of the unrealized appreciation or depreciation in the aggregate fair value of investments and the realized gain or loss on the sale of investments.

        The preparation of financial statements in conformity with generally accepted accounting principles requires use of estimates regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

     3.  INCOME TAX STATUS

        The plan obtained its latest determination letter on August 22, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax-exempt as of the financial statement date.

     4.  INVESTMENTS

        During the year ended June 30, 1997, the Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value by $14,084,964 as follows:

                                                               Net Appreciation
                                                               (Depreciation) in
                                                                   Fair Value
                                                               -----------------
        Fair value as determined by quoted market price:
         T. Rowe Price Equity Index Fund                           $10,714,823
         T. Rowe Price Short-term Bond Fund                              5,384
         T. Rowe Price New America Growth Fund                       1,246,732
         T. Rowe Price Balanced Fund                                 1,365,386
         T. Rowe Price International Stock Fund                        507,874
         Harris Stock Fund                                             244,765
                                                                   -----------
                                                                   $14,084,964
                                                                   ===========



                                                                               6
--------------------------------------------------------------------------------

     LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

     Notes to Financial Statements

     June 30, 1997
     --------------------------------------------------------------------------
     5. TRANSACTIONS WITH PARTIES-IN-INTEREST

        Under Department of Labor regulations for reporting and disclosure, an employee benefit plan such as the Lanier Worldwide, Inc. Savings Incentive Plan is required to report investment transactions and compensation paid to parties-in-interest.

        The term "party-in-interest" is broadly defined, but would include Lanier Worldwide, Inc.; Harris Corporation, Lanier Worldwide, Inc.'s parent company; T. Rowe Price (Note 2) and any person or corporation that renders services to the Plan. At June 30, 1997 the Plan held 17,375 shares of Harris Corporation common stock. All other investments were held in T. Rowe Price mutual funds.

     6. AMENDMENTS

        Effective January 1, 1997, the Plan was amended to permit substantially all permanent employees to make before - tax contributions immediately on hire. Employees must continue to complete one year of service and attain age 21 before they are eligible to receive matching contributions.




                                                                               7
--------------------------------------------------------------------------------

                            SUPPLEMENTAL SCHEDULES

              SCHEDULE G                    |                  FINANCIAL SCHEDULES                      |    OMB No. 1210-0016
              (FORM 5500)                   |                                                           |  -----------------------
                                            |    This schedule may be filed as an attachment to the     |
       Department of the Treasury           |  Annual Return/Report Form 5500 under Section 104 of the  |           1996
        Internal Revenue Service            |         Employee Retirement Income Security Act           |
                                            |              of 1974, referred to as ERISA                |  -----------------------
               ---------                    |                                                           |   THIS FORM IS OPEN
                                            |      SEE THE INSTRUCTIONS FOR ITEM 27 OF THE FORM 5500    |  TO PUBLIC INSPECTION
           Department of Labor              |                                                           |
Pension and Welfare Benefits Administration |                 -  ATTACH TO FORM 5500                    |
------------------------------------------------------------------------------------------------------------------------------------
For calendar plan year 1996 or fiscal year beginning                  July 1, 1996, and ending                 June 30, 1997
------------------------------------------------------------------------------------------------------------------------------------
Name of plan sponsor as shown on line 1a of Form 5500                                     |    EMPLOYER IDENTIFICATION NUMBER
Lanier Worldwide, Inc.                                                                    |       59 | 0778222
------------------------------------------------------------------------------------------------------------------------------------
Name of plan        Lanier Worldwide, Inc.                                                |    Three-digit
Savings Incentive Plan                                                                    |    plan number -      0 | 0 | 1
------------------------------------------------------------------------------------------------------------------------------------
PART I         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES-SEE FORM 5500, ITEM 27a.
------------------------------------------------------------------------------------------------------------------------------------

(a)         (b)                                            (c)                                       (d)               (e)
     Identity of issue, borrower,      Description of investment including maturity date,           Cost          Current Value
     lessor, or similar party          rate of interest, collateral, par or maturity value
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Participant Loan                                                                                                6,230,045
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Harris Stock Fund Restricted       Company Stock                                              1,204,626         1,441,523
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Harris Stock Fund Unrestricted     Company Stock                                                 16,437            18,012
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    International Stock Fund           Mutual Fund                                                3,510,690         4,166,626
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Equity Index Fund                  Mutual Fund                                               29,185,289        47,857,899
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Short Term Bond Fund               Mutual Fund                                                1,892,608         1,846,392
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    New America Growth Fund            Mutual Fund                                               21,111,472         2,655,958
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Balanced Fund                      Mutual Fund                                                8,556,500        10,650,401
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Summit Cash Reserves               Mutual Fund                                               15,799,184        15,799,184
------------------------------------- ------------------------------------------------------ ----------------- ---------------------
    Prime Reserve Fund                 Mutual Fund                                                        0                 0
------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------- ------------------------------------------------------ ----------------- ---------------------

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------------------------------------- ------------------------------------------------------ ----------------- ---------------------

------------------------------------------------------------------------------------------------------------------------------------
FOR PAPERWORK REDUCTION ACT NOTICE, SEE THE INSTRUCTIONS FOR FORM 5500.              MGA               SCHEDULE G (FORM 5500) 1996

                                                                               8
--------------------------------------------------------------------------------

                            EIN 59-0778222 / PN 001

Schedule G (Form 5500) 1996                                                                                                  Page 3
------------------------------------------------------------------------------------------------------------------------------------
PART IV        SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE--SEE FORM 5500, ITEM 27c.
--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------
                                                 (d)
                          (c)             Terms and description                            (g)          (h)
          (b)         Relationship         (type of property,                    (f)   Gross rental  Expenses                (j)
(a)  Identity of        to plan,         location and date it was      (e)     Current   receipts   paid during   (i)     Amount in
    lessor/lessee  employer, employee        purchased, terms       Original  value at during the    the plan    Net      arrears
                      organization,        regarding rent, taxes,     Cost     time of   plan year      year    receipts
                        or other            insurance, repairs,                lease
                    party-in interest    expenses, renewal options,
                                         date property was leased)
--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

--- ------------- -------------------- --------------------------- ---------- -------- ------------ ----------- -------- -----------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
PART V        SCHEDULE OF REPORTABLE TRANSACTIONS--SEE FORM 5500, LINE 27d.

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
                            (b)                                                    (f)                       (h)
                      Description of                                             Expense       (g)      Current value
     (a)              asset (include       (c)                                   incurred     Cost of    of asset on       (i)
Identity of party   interest rate and    Purchase       (d)           (e)          with        asset     transaction    Net gain or
   involved          maturity in case     price    Selling price  Lease rental  transaction                 date          (loss)
                        of a loan)
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
EXF                Mutual Fund          6,741,693                                            6,741,693    6,729,916
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
EXF                Mutual Fund         (2,949,097)   (4,193,370)                            (2,949,097)  (4,193,370)     1,244,273
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
NAG                Mutual Fund          7,914,331                                            7,914,331    7,901,100
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
NAG                Mutual Fund         (2,191,934)   (2,832,259)                            (2,191,934)  (2,832,259)       640,325
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
SCR                Mutual Fund          4,136,744                                            4,136,744    4,136,744
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------
SCR                Mutual Fund         (3,622,276)   (3,622,276)                            (3,622,276)  (3,622,276)             0
------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

------------------ ------------------- ----------- ------------- ------------- ------------ ----------  -------------- -------------

                                                                               9
--------------------------------------------------------------------------------

                                  SIGNATURES


The Lanier Worldwide, Inc. Savings Incentive Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                             Lanier Worldwide, Inc.
                                             Savings Incentive Plan


                                             /s/ Edward T. Golitko
                                             -------------------------
                                             Edward T. Golitko
                                             Plan Administrator


Date: December 17, 1996